PRESS RELEASE	FOR IMMEDIATE RELEASE

Tembec receives Court approval of recapitalization transaction

Montreal, Quebec, February 27, 2008 – Tembec Inc. (“Tembec”) announced today that the plan of arrangement under the Canada Business Corporations Act (the “Plan of Arrangement”) relating to the recapitalization transaction announced on December 19, 2007 and outlined in the Management Proxy Circular dated January 25, 2008 (the “Recapitalization”) has been approved and sanctioned by the Ontario Superior Court of Justice (Commercial List) (the “Court”).

The Court determined that the Plan of Arrangement met all statutory requirements, that it was brought in good faith and that it was fair and reasonable in the circumstances. Accordingly, the Court issued a final order approving the Plan of Arrangement.

“This is excellent news for the Company and its stakeholders,” said James Lopez, President and CEO of Tembec. “Court approval of the Plan of Arrangement is the final step in advance of closing the transaction. With a secure financial footing and solid stakeholder support, the Company that will emerge from this transaction will be very well positioned to pursue its business strategy. The immediate focus will be on improving the operating and financial performance of the Company with the short-term goal of restoring free cash flow.”

As previously announced, resolutions relating to the Recapitalization were approved by in excess of 95% of shareholders of Tembec and by in excess of 98% of noteholders of Tembec Industries Inc. at meetings held on February 22, 2008. Court approval of the Plan of Arrangement was the final outstanding approval requirement prior to implementation of the Recapitalization. The closing and implementation of the Recapitalization is expected to occur on February 29, 2008.

The Company is also pleased to announce that the following individuals will serve on the Board of Directors of the new Tembec Inc. effective as at the time of closing, which is expected on February 29:

Norman Betts, Storytown, New Brunswick
James Brumm, New York, New York
Jim Chapman, Greenwich, Connecticut
Jim Continenza, Lakeville, Minnesota
Jim Lopez, North Bay, Ontario
Luc Rossignol, Témiscaming, Québec
Fran Scirrico, Cold Spring Harbor, New York
David Steuart, Burlington, Ontario
Lorie Waisberg, Toronto, Ontario

“I am pleased to have this accomplished group of individuals join our Board. The unique mix of skills and experience they bring will be very helpful in providing the guidance necessary as the Company charts its course forward following this very important transaction,” concluded Lopez.

The Key Terms of the Recapitalization were announced on December 19, 2007 and described in the Management Proxy Circular dated January 25, 2008.  Further information concerning the Recapitalization is available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml) and Tembec’s website (www.tembec.com).

Tembec is a large, diversified and integrated forest products company which stands as the global leader in sustainable forest management practices. With operations principally located in North America and in France, the Company employs approximately 8,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com.

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations, or predictions of the future and can be identified by words such as “will”, “anticipate”, “estimate”, “expect”, and “project” or variations of such words.  These statements are based on certain assumptions and analyses by the Company that reflect its experience and its understanding of future developments.  Such statements are subject to a number of uncertainties, including, but not limited to, receipt of the approvals necessary to implement the Recapitalization, changes in foreign exchange rates, product selling prices, raw material and operating costs, and other factors identified in the Company’s periodic filings with securities regulatory authorities in Canada and the United States.  Many of these uncertainties are beyond the Company’s control and, therefore, may cause actual actions or results to differ from those expressed or implied herein.  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This press release is not an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

Investor Contacts:
Michel J. Dumas	BMO Capital Markets
Executive Vice President,	Financial Advisor to Tembec
Finance and Chief Financial Officer	Tel.: 416-359-5210
Tel.: 819-627-4268	Tel.: 866-668-6211 (toll free)
michel.dumas@tembec.com

Media Contacts:
John Valley	Richard Fahey
Executive Vice President,	Vice President,
Business Development and Corporate Affairs	Communications and Public Affairs
Tel.: 416-775-2819	Tel.: 819-627-4387
john.valley@tembec.com	richard.fahey@tembec.com